press release

ArcelorMittal announces publication of notice of redemption of its U.S. $1,500,000,000 6.125% Notes due June 1, 2018

Luxembourg, November 28, 2017 - ArcelorMittal confirms that it has given notice that it will redeem all of its outstanding U.S.$643,509,000 of its U.S.$1,500,000,000 6.125% Notes due June 1, 2018 (the “Notes”) (CUSIP: 03938LAF1; 03938LAD6; L0302DAN3) on December 28, 2017 (the “Redemption Date”) at a price (the “Redemption Price”) equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined in the Indenture) of the Notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Indenture) plus 40 basis points, in each case plus accrued and unpaid interest thereon to the Redemption Date. The Treasury Rate will be calculated on the third business day preceding the Redemption Date.